                             Prudential Mutual Funds
- ------------------------------------------------------------------------------
                    Prudential Government Income Fund, Inc.

                         SUPPLEMENT DATED MAY 23, 2000
                        TO PROSPECTUS DATED MAY 4, 2000

The section entitled 'Risk/Return Summary--Evaluating Performance' is amended as follows:

   The footnote to the Annual Returns bar chart is amended in its entirety as follows:

         * These annual returns do not include sales charges. If the sales charges were included, the annual returns would be lower than those shown. Without the distribution and service (12b-1) fee waiver, the annual returns would have been lower, too. The return of the Class B shares for the quarter ended March 31, 2000 was 2.16%.